Wealthfront Brokerage LLC

Statement of Financial Condition

For the year ended July 31, 2021

With Report of Independent Registered Public Accounting Firm

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0123
Washington, D.C. 20549	Expires: August 31, 2020
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ANNUAL AUDITED REPORT	hours per response 12.00

FORM X-17A-5	
PART III	SEC FILE NUMBER
FACING PAGE	**8-68534**

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **08/01/20** AND ENDING **07/31/21**
mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wealthfront Brokerage LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____
FIRM I.D. NO.

261 Hamilton Ave
                                        (No. and Street)

Palo Alto   **California**   **94301**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jamie Coffey   **(402) 770-5830**
                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
                        (Name – if individual, state last, first, middle name)

560 Mission St. Suite 1600   **San Francisco**   **California**   **94105**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ☑   Certified Public Accountant

 ☐   Public Accountant

 ☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)	**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Jamie Coffey**, affirm that, to the best of my knowledge and belief the accompanying Statement of Financial Condition and supporting schedules pertaining to the firm of **Wealthfront Brokerage LLC**, as of **July 31, 2021**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer

Title

PLEASE SEE NOTARY ATTACHMENT

Notary Public

This report** contains (check all applicable boxes):

☑	(a)	Facing page
☑	(b)	Statement of Financial Condition.
	(c)	Statement of Income (Loss).
	(d)	Statement of Cash Flows.
	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
	(g)	Computation of Net Capital.
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑	(l)	An Oath or Affirmation.
	(m)	A copy of the SIPC Supplemental Report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)*

CALIFORNIA JURAT WITH AFFIANT STATEMENT   GOVERNMENT CODE § 8202

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)



Signature of Document Signer No. 1   ~~Signature of Document Signer No. 2 (if any)~~

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me

on this 28th day of September, 20 21,
by   Date   Month   Year

(1) Jamie Coffey

(and (2) _____),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____

Signature of Notary Public

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Place Notary Seal Above

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Description of Attached Document

Title or Type of Document: _____ Document Date: _____

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Wealthfront Brokerage LLC
Table of Contents
July 31, 2021



Ernst & Young LLP
560 Mission Street
San Francisco, CA
94105-2907

Tel: +1 415 894 8000
Fax: +1 415 894 8099
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of Wealthfront Brokerage LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wealthfront Brokerage LLC (the Company) as of July 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at July 31, 2021 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

September 28, 2021

Wealthfront Brokerage LLC

Statement of Financial Condition

As of July 31, 2021

Assets		
Cash and cash equivalents	$	9,579,119
Cash segregated under Federal and other regulations		4,040,521
Restricted cash and cash equivalents		610,000
Due from customers		119,991,323
Receivable from clearing broker		1,216,448
Other receivables		1,172,421
Other assets		141,091
Total Assets	$	136,750,923
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	870,001
Payable to clearing broker		119,832,810
Payable to affiliate		2,408,967
Due to customers		1,497,459
Total Liabilities	$	124,609,237
Member's Equity		12,141,686
Total Liabilities and Member's Equity	$	136,750,923

See accompanying notes to the statement of financial condition

1. **Organization**

   Wealthfront Brokerage LLC (the "Company"), formerly known as Wealthfront Brokerage Corporation, is a Delaware registered limited liability company and is a wholly owned subsidiary of Wealthfront Corporation (the "Parent"). The Company currently operates in one reportable business segment which represents principally all of the Company's operations and is a registered broker-dealer licensed by the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company is an omnibus clearing and carrying broker providing services solely for the customers of its Parent. The Company is licensed in 50 states, District of Columbia, Puerto Rico and the U.S. Virgin Islands.

   The Company conducts business on an omnibus basis and clears through RBC Correspondent Services ("RBC"), a division of RBC Capital Markets, LLC. In addition, the Company acts as a distributor of funds for Wealthfront 529 College Savings Plan, a private purpose trust fund of the State of Nevada, for which Ascensus Broker Dealer Services, Inc. serves as the Program Manager and the Bank of New York Mellon Corporation serves as the custody agent. The Company also offers a cash sweep program to its customers by providing access to cash accounts at third party institutions.

2. **Significant Accounting Policies**

   Use of Estimates

   The preparation of the statement of financial condition in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Management's estimates are based on historical experience and other factors, including expectations of future events that management believes to be reasonable under the circumstances, however, due to the inherent uncertainties in making estimates, actual results could differ from those estimates and may have an impact on future periods.

   Cash and Cash Equivalents

   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash balances at various financial institutions. These deposits may exceed maximum insurance coverage level provided by the Federal Deposit Insurance Corporation. No cash equivalents were held as of July 31, 2021.

   Cash Segregated Under Federal and Other Regulations

   Cash segregated under Federal and other regulations represents restricted cash segregated in accordance with the Customer Protection Rule ("Rule 15c3-3") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under Rule 15c3-3, a broker dealer carrying customer accounts is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefits of customers.

   Restricted Cash and Restricted Cash Equivalents

   Restricted cash consists of $600,000 invested in a bank certificate of deposit with a 30-day maturity earning interest on a monthly basis and $10,000 held on deposit at Bank of New York Mellon as of July 31, 2021. No restricted cash equivalents were held as of July 31,2021.

   Due to/from Customers

   The Company offers margin lending to eligible customers which is collateralized by their respective security and cash holdings. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the margin requirements of FINRA, and the Company's internal policies. Under the margin rules of the Federal Reserve, customers are obligated to maintain net equity of 25% of the value of securities in their accounts. The Company monitors margin levels and requires customers to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans. In accordance with the practical expedient, when the Company reasonably expects that customers replenish the collateral as required, there is no expectation of credit losses when the collateral's fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. Margin loans of $119,812,488 as of July 31, 2021 are included in Due from customers in the statement of financial condition. As of July 31, 2021, no customer accounted for more than 5% of the

2. **Significant Accounting Policies (continued)**

outstanding margin loans. As of July 31, 2021, $130,095 of ACH reversals and $48,740 of margin interest receivable from customers are also accounted for in Due from customers in the statement of financial condition. The allowance for credit losses for receivables from customers and related activity is immaterial as of July 31, 2021. Payables to customers is primarily comprised of cash balances owed to customers.

Receivables from and Payables to Clearing Broker

The Company maintains clearing accounts with RBC. As of July 31, 2021, the Company has a balance of $1,116,448 in the clearing accounts. The Company also maintains a $100,000 clearing deposit with its clearing broker, RBC. The clearing deposit is required of the Company by the clearing broker to cover any obligations that may arise from the Company. Such clearing deposits are typically retained by the clearing firm for the duration of the clearing agreement and are generally returned to the corresponding firm, as long as the correspondent firm does not have obligations to the clearing firm that cannot otherwise satisfy, within a short period after termination of a clearing arrangement. The duration of these receivables is typically short term in nature with daily settlement. The Company continually reviews the credit quality of RBC.

The Company has a loan payable to its clearing broker, RBC, in the amount of $119,812,488 as of July 31, 2021, related to the financing of customers' margin loans. The securities of customers with margin loan balances are segregated and made available to the clearing broker as collateral for the outstanding loan balance. As of July 31, 2021, interest and service charges payable to the clearing broker are $20,322 and $301,862 respectively and are presented as payable to clearing broker and accrued expenses, respectively, on the statement of financial condition.

Payable to Affiliate

The payable to affiliate in the amount $2,408,967 as of July 31, 2021 relates to the expense sharing agreement described in Note 7.

Other Receivables

Other receivables primarily consist of receivables for cash sweep service revenue in the amount of $694,320, proxy reimbursement in the amount of $106,750, customers' checks in transit in the amount of $176,223 and a non-customer accounts with margin loans in the amount of $156,865.

Income Taxes

The Company is a single member limited liability company, which is a disregarded entity for federal and state income tax purposes. As such, income or loss of the Company is recorded on the Parent's return. However, the Company is subject to certain state taxes.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company is required to assess the likelihood that deferred tax assets will be realized using more-likely-than-not criteria. To the extent these criteria are not met, the Company is required to establish a valuation allowance against the deferred tax assets. Valuation allowances are established to reduce the deferred tax assets to the amount that more likely than not will be realized.

3. **Recent Accounting Developments**

Recent Accounting Pronouncements Adopted

Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses. ASU 2016-13 replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For financial instruments within the scope of the standard, the Company will be required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses, which reflects losses that are probable. The Company adopted this guidance for the period beginning August 1, 2020 using modified retrospective approach. Adoption of ASU 2016-13 did not have a material impact on the statement of financial condition.

3. **Recent Accounting Developments (continued)**

Fair Value Measurements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement – Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The Company adopted this guidance for the period beginning August 1, 2020. Adoption of ASU 2018-13 did not have a material impact on the statement of financial condition.

Recent Accounting Pronouncements Not Yet Adopted

Income Taxes

In December 2019, the FASB issued Accounting Standards Update No. 2019-12 ("Topic 740"), *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes* which is part of the Board's initiative to reduce cost and complexity related to accounting for income taxes. Topic 740 eliminates certain exceptions to the general principles of Topic 740, Income Taxes, and simplifies income tax accounting in several areas. The new standard is effective for the Company beginning August 1, 2021, with early adoption permitted. The Company is currently evaluating the impact of the provisions of this new standard on its statement of financial condition.

4. **Net Capital Requirements**

The Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1") which requires broker-dealers to maintain minimum net capital equal to or greater than a specified threshold, as well as a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. The Company utilizes the alternative method in determining its excess net capital. Under the alternative method, the Company is required to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate customer debits (i.e., customer-related receivables) as computed per Rule 15c3-3's reserve formula. At July 31, 2021, the Company's net capital was $11,056,440 which exceeded the requirement by $8,642,345.

5. **Income Taxes**

Significant components of the Company's deferred tax balances as of July 31, 2021 are as follows:

Deferred Income Tax Asset:	
Federal and state net operating loss carryforwards	$ 217,391
Valuation allowance	(217,391)
Net Deferred Income Tax Asset	$ –

Management believes that it is more likely than not that the Company will not realize their deferred tax asset based on the weight of available evidence, which includes our historical operating performance and the reported cumulative net losses in prior years. The Company continues to provide a full valuation allowance against our deferred tax asset.

As of July 31, 2021, the Company has federal net operating loss carryforwards of $812,610 and state net operating loss carryforwards of $809,117, which will expire beginning in 2030.

6. **Related-Party Transactions**

The Company has a tri-party expense sharing agreement with the Parent and the Adviser. The Company assists the Adviser by providing account holders with brokerage services by introducing such accounts and account holders to RBC on an omnibus or other mutually-agreed basis for custody, transaction clearance and other mutually-agreed services.

The expense sharing agreement also requires that certain direct and indirect expenses be allocated to the Company and recorded on a monthly basis. Direct expenses mainly consist of clearing fees, regulatory fees, margin interest expense, and cash sweep service expense. Indirect expenses include rent, insurance, communications, and office supplies based on an amount in line with the expense sharing agreement.

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6. Related-Party Transactions (continued)

The expense sharing agreement includes the Company's brokerage services agreement with its Parent which requires the Parent to pay the Company for brokerage services equal to 102% of the allocated and actual costs incurred by the Company in the normal course of operations reduced by any revenues related to margin interest income from customer margin loans, proxy reimbursement cash sweep service revenue and other income. As a result of the expense sharing and brokerage services agreement, the Company has a net payable to the Parent of $2,408,967 as of July 31, 2021. The Company's financial position could differ from those that would have been obtained if these entities were unrelated.

The Company has a revolving line of credit with its Parent. The agreement enables the Company to borrow from its Parent in the amount up to $20,000,000 in the form of a promissory note to satisfy its reserve requirement under Rule 15c3-3. The Company and the Parent amended the loan agreement, effective June 3, 2019. As a result of the amendment, such loans begin to accrue simple, non-compounding interest on the sixth (6) business day following each such disbursement. Outstanding loans accrue interest at a rate equal to the effective federal funds rate plus two percent (2.00%) per annum. The effective federal funds rate for each note is based upon the effective federal funds rate on the date of execution for each such note. Interest is computed and accrued on a 365-day basis for the actual number of days elapsed. Accrued and unpaid interest is due upon repayment of each loan or the termination date, whichever occurs first. As of July 31, 2021, the Company had no outstanding loans owed to the Parent.

Certain investors have signed a letter of credit ("LOC") with the Parent. The LOC is triggered when the Company needs additional funds to continue its operations in compliance with regulatory requirements and the Parent is unable or unwilling to provide the required liquidity. During the fiscal year this line was not drawn on.

Several directors and officers of the Company hold accounts for which custody services are provided and have margin loans in the amount of $156,865.

While the Company is currently a profitable entity with excess net capital of $8,642,345, the profits of the Company are generated primarily through its brokerage services agreement with the Parent, margin interest income from customer margin loans, proxy reimbursement and cash sweep service revenue. The Parent has operated at a net loss since inception.

7. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company clears these transactions with its clearing firm on an omnibus basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

Margin Risk

By permitting customers to receive loans on margin, the Company is subject to risks inherent in extending credit, especially during periods of rapidly declining markets in which the value of the collateral held by the Company could fall below the amount of the customer's indebtedness. Sharp changes in market values of substantial amounts of securities and the failure by its clearing partner to honor its commitments for the borrowing transactions could have an adverse effect on the Company's revenue and profitability. In the event a customer fails to satisfy its obligations, the Company may be required to sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company monitors required margin levels daily, and pursuant to such guidelines, requires customers to deposit additional collateral or reduce margin loans, when necessary. Management is responsible for supervising the risks associated with extending credit and monitors the customers' margin positions to identify customer accounts that may need additional collateral or liquidation.

Management believes it is unlikely the Company will have to make any material payments under these arrangements.

8. **Contingencies**

The Company is subject to claims and lawsuits in the ordinary course of business. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. The Company reviews its lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at management's best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim. An event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. As of July 31, 2021, the Company has not recorded any material loss contingencies in the statement of financial condition.

9. **Subsequent Events**

The Company has evaluated subsequent events from the statement of financial condition date through September 28, 2020, the date which the statement of financial condition was available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure or would be required to be recognized in the statement of financial condition.

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